UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           CE Software Holdings, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   125175 30 7
              ----------------------------------------------------
                                 (CUSIP Number)

                Esq., Davis, Brown, Koehn, Shors & Roberts, P.C.
        The Financial Center, 666 Walnut Street, Suite 2500, Des Moines,
                         Iowa 50309-3993 (515) 288-2500
              ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 1, 1999
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP No. 125175 30 7                                       Page 2  of  6  Pages
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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Sheldon T. Fleck
      ###-##-####
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
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                  7     SOLE VOTING POWER(1)

                        108,266 (includes 29,566 shares which may be purchased
                        upon exercise of currently exercisable options)
 NUMBER OF        --------------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              -0-
  OWNED BY        --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
   PERSON               108,266 (includes 29,566 shares which may be purchased
   WITH                 upon exercise of currently exercisable options)
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      108,266 (This includes 5,566 shares which may be purchased upon exercise of currently exercisable options under the Company's director compensation plan and 24,000 shares that may be purchased under option agreements entitling Mr. Fleck to purchase 8,000 shares from John S. Kirk, 8,000 from Richard A. Skeie and 8,000 from Donald Brown at a price of $5.00 per share.)
--------------------------------------------------------------------------------
12 CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
|_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.83%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

(1) Mr. Fleck has sole voting and dispositive power over all of the Common Stock currently owned by him. Mr. Skeie, Mr. Brown and Mr. Kirk each retain voting authority on 8,000 shares for which they have granted options to Mr. Fleck.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      This filing relates to Common Stock of CE Software Holdings, Inc. (the "Company"), 1801 Industrial Circle, West Des Moines, IA 50265.

Item 2. Identity and Background.

      (a)   Name: Sheldon T. Fleck

      (b) Business Address: 5720 Smetana Drive, Suite 300, Minnetonka, Minnesota 55343.

      (c)   Principal Occupation: Private Investor.

      (d) Mr. Fleck has not, during the last five years, been convicted in a criminal proceeding.

      (e) Mr. Fleck was not, during the last five years, a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Citizenship: U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

      Mr. Fleck purchased the shares of the Company's Common Stock, and the options from Mr. Skeie, Mr. Brown and Mr. Kirk, with personal funds.

Item 4. Purpose of Transaction.

      The shares of Common Stock and the options purchased by Mr. Fleck have been acquired for investment purposes. Mr. Fleck may make additional purchases of Common Stock either in the open market or in private transactions depending on his evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to him, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, Mr. Fleck may decide in the future to sell all or part of his investments in the Company's Common Stock. Although the purchases of shares of Common Stock and the options have been made for investment, at some future time Mr. Fleck might decide that it is desirable to seek to acquire the Company or to seek to control or further influence the management and policies of the Company. At the present time Mr. Fleck has made no decision to seek to acquire the Company or to seek to control or further influence the management or policies of the Company.

Item 5. Interest in Securities of the Issuer.

      Mr. Fleck beneficially owns 108,266 shares of the Company's Common Stock, representing 9.83% of the shares of Common Stock outstanding. Of such shares, 78,700 are held directly by Mr. Fleck and 29,566 are obtainable upon exercise of options which are currently exercisable or will become exercisable within 60 days of the date of this Schedule 13D.

      Mr. Fleck has sole voting and dispositive power over all of the Common Stock currently owned by him. Mr. Skeie, Mr. Brown and Mr. Kirk each retain voting authority on 8,000 shares for which they have granted options to Mr. Fleck securities. Mr. Fleck effected the following transactions in the Company's Common Stock during the 60 days prior to the date of this Schedule 13D:

                                          Number of    Price per
Transaction                 Trade Date     Shares        Share

Private Purchase              7/1/99       10,000        $5.00
from Donald Brown
Private Purchase              7/1/99        8,000        $5.00*
from John S. Kirk
Private Purchase              7/1/99        8,000        $5.00*
from Richard A. Skeie

Private Purchase              7/1/99        8,000        $5.00*
from Donald Brown

      *Options to purchase 8,000 shares were purchased from each of John S. Kirk, Donald Brown and Richard A. Skeie for a purchase price of $1,000 each. The options may be exercised at any time commencing July 1st and ending December 31, 2000. The expiration date of the options may be accelerated in the event of a change in control.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      None.

Item 7. Material to be Filed as Exhibits.

      None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Dated: July 1, 1999.


                                            /s/ Sheldon T. Fleck
                                            ----------------------
                                            Sheldon T. Fleck